Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 69
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 69 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, June 19, 2013, June 20, 2013, August 14, 2013, August 16, 2013, August 26, 2013, September 11, 2013, November 1, 2013, November 14, 2013, December 10, 2013, December 31, 2013, March 17, 2014, March 26, 2014, March 28, 2014, April 8, 2014, May 9, 2014, May 15, 2014, May 19, 2014, May 29, 2014, June 16, 2014, July 3, 2014, August 13, 2014, August 25, 2014, October 17, 2014, November 6, 2014, November 7, 2014, November 12, 2014, November 17, 2014, November 24, 2014, December 23, 2014, January 2, 2015, January 22, 2015, February 2, 2015, February 19, 2015, March 27, 2015, April 1, 2015, May 15, 2015, and May 29, 2015 (collectively, the “Prospectus”).

You should read this Prospectus Supplement No. 69 together with the Prospectus.

This Prospectus Supplement No. 69 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on June 2, 2015.

The notes described in the Prospectus can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, Pennsylvania, South Dakota, Texas, Utah, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the Prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 69 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 69 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 69 is June 3, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	June 2, 2015

TWIN CITIES POWER HOLDINGS, LLC
(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

n/a
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

For several months, the Board of Governors (the “Board”) of Twin Cities Power Holdings, LLC (the “Company”) has been exploring ways to substantially reduce the Company’s exposure to the potential of a new set of fees that the Federal Energy Regulatory Commission may seek to impose on traders in the PJM up-to-congestion market, taking note of the facts that volume has decreased substantially and a number of companies have exited the market. As a result, the Board determined that it was in the best interests of the Company to sell its subsidiary, Twin Cities Power, LLC and its subsidiary Summit Energy, LLC (collectively, “TCP”). These companies house virtually all of the Company’s up-to-congestion traders. Accordingly, on June 1, 2015, the Company entered into that certain Equity Interest Purchase Agreement (the “Agreement’) with Angell Energy, LLC (“Angell”), a Texas company, whereby the Company sold to Angell 100% of the outstanding equity interests in TCP for a purchase price of $20,740,704, paid with cash of $500,000 cash and a secured promissory note payable in 12 quarterly installments of $1,855,668 each (the “TCP Purchase Note”). The Company and Angell also entered into a Security and Guarantee Agreement, a Software License, and an Administrative Services Agreement.

Item 2.01 Completion of Acquisition or Disposition of Assets

The information described in Item 1.01 of this Current Report on Form 8-K, is incorporated into this Item 2.01 by reference.

The information described in Item 5.07 of this Current Report on Form 8-K, is incorporated into this Item 2.01 by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 27, 2015 at a special meeting of the Board of Governors (the “Board”), management recommended, and the Board approved, a plan to restructure the Company (the “Restructuring” or the “Plan”) with the goal of spinning out the Company’s volatile and unpredictable wholesale energy trading businesses and recasting the Company as a retail energy and financial services business. The Board determined that these less volatile businesses were more likely to have ready access to the broader capital markets.

The first step in the Plan was the creation of three new first tier, and three new second tier, subsidiaries of the Company. The first tier subsidiaries are Aspirity Energy, LLC (“Energy”), Aspirity Financial, LLC (“Financial”), and Krieger Enterprises, LLC (“Krieger”). The second tier subsidiaries are first tier subsidiaries of Energy which will conduct a retail energy business in different areas of the U.S. - Aspirity Energy Northeast, LLC, Aspirity Energy Mid-States, LLC, and Aspirity Energy South, LLC, respectively.

2

The second step in the Restructuring is to transfer the ownership of Cygnus Partners, LLC, Chesapeake Trading Group, LLC, Retail Energy Holdings, LLC, Cyclone Partners, LLC, Apollo Energy Services, LLC, other non-Aspirity subsidiaries, and certain other assets of the Company (the “Existing Businesses”) to Krieger.

The third step, which is subject to a vote of approval of a one-time waiver by holders of a majority of principal amount of the Company’s Renewable Unsecured Subordinated Notes (each, a “Noteholder” and the “Subordinated Notes”, respectively), is to transfer 100% of the equity of Krieger, constituting all of the Existing Businesses, to Timothy S. Krieger, the Company’s 99.50% owner and current Chief Executive Officer and Summer Enterprises, LLC (the Company’s 0.50% owner), for consideration that will include a promissory note of $21,914,968.35, the principal amount of the outstanding Subordinated Notes as of the Record Date (the “Krieger Purchase Note”).

One of the purposes of the Krieger Purchase Note is to ensure that the cash flows generated by the Existing Businesses will continue to be used to pay interest and principal on the Subordinated Notes. In addition, the loan agreement governing the Krieger Purchase Note will contain customary protective provisions for the lender, Financial, which are indirectly expected to accrue to the benefit of the Noteholders. In other words, even though the Company will no longer own them, the cash flows of the Existing Businesses will continue to support the Subordinated Notes. No provisions of the outstanding Subordinated Notes will change in any way, the Company will remain a SEC reporting company, and it will continue to sell new Subordinated Notes.

The Plan was submitted to the Company’s Noteholders on June 2, 2015. The solicitation concludes on June 26, 2015. Assuming the requisite consent is obtained, on or about June 30, 2015, the Company will transfer the Existing Businesses to Krieger, change its corporate form to that of a corporation electing Subchapter C income tax status, change its name to Aspirity Corporation, and operate through Financial and Energy.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

22.1	Form of Noteholder Solicitation Cover Letter dated June 2, 2015.

22.2	Frequently Asked Questions dated June 2, 2015.

22.3	Solicitation of Votes from Holders of the Renewable Unsecured Subordinated Notes of Twin Cities Power Holdings, LLC dated June 2, 2015.

22.4	Form of Ballot dated June 2, 2015

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 2, 2015	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

4

Exhibit 22.1

June 2, 2015

[Investor Name]

[Investor Address]

Dear [Name of Investor]:

You currently own one or more renewable unsecured subordinated notes issued by Twin Cities Power Holdings LLC (“TCPH”) totaling $_________.

Effective July 1, 2015, we intend to change our name to Aspirity Corporation (“Aspirity”). We also intend to change our corporate form from a limited liability company to a “C” corporation. The renamed business will continue to be an SEC-reporting company and Tim Krieger will still be its controlling shareholder.

Concurrent with these corporate changes, we intend to restructure our business. Aspirity, like Holdings, will sell electricity to retail accounts and will make investments in energy-related businesses. However, unlike Holdings, Aspirity will not trade power in the volatile wholesale markets.

Further, we intend to transfer substantially all of our assets to a newly formed subsidiary which we will then sell to the Company’s current owners, the principal one of which is Tim. This new company, Krieger Enterprises, will be the first financial services client of Aspirity. Although indirect, the relationship and transaction between Aspirity and Krieger Enterprises is structured to provide extra protection for noteholders. We believe the markets for retail electricity and energy-related financial services offer tremendous opportunities for stable and profitable growth without the risks inherent in the power trading business. These changes to our business model should benefit you as a noteholder.

The terms, interest rates, ability to redeem notes at maturity, and each of our other obligations to you will remain the same after all of these changes. Any new notes purchased and all notes renewed after June 30, 2015 will be issued by Aspirity.

Our board of governors unanimously approved these new plans and strategies at a special meeting on May 27, 2015. However, because of its materiality, the sale is subject to the approval of a majority (by principal amount) of our noteholders. Not casting a ballot is considered a “no” vote. Our owner, board, and management team all recommend you vote “YES”.

Enclosed please find a ballot and a postage-prepaid envelope for your use. We respectfully request that you return it to us by June 26, 2015.

We realize that you may want more details about these events before voting. Enclosed is a list of frequently asked questions and a detailed explanation of the changes described above. You may also contact Wiley Sharp, our Chief Financial Officer, for more information. He can be reached by phone at 953-241-3105 or via email at wsharp@twincitiespower.com.

We sincerely thank you for your investment in our notes and look forward to continuing our mutually profitable relationship.

Timothy S. Krieger President	Wiley H. Sharp III Chief Financial Officer

16233 Kenyon Ave, Suite 210 • Lakeville MN 55044 • 952-241-3103 main • 952-898-3571 fax • twincitiespower.com

Exhibit 22.2

FREQUENTLY ASKED QUESTIONS

June 2, 2015

Q.	Does anything change with regard to my investment?

A.	No. The terms, interest rates, ability to redeem notes at maturity, and each of Aspirity’s other obligations to you will remain the same before and after the transactions.

Q.	Why is this a good deal for me?

A.	After the transactions, the Company will no longer be involved in the volatile wholesale trading business as it is today. Secondly, the terms of the note between Krieger Enterprises and Aspirity will contain protective provisions which should ultimately accrue to your benefit. Lastly, after the sale of its existing businesses, the Company will have two business segments - financial services and retail energy, the cash flows of which are much more stable than wholesale electricity trading.

Q.	How are we protected in the sale between Aspirity and Krieger Enterprises?

A.	The transaction will include a loan agreement which will contain conventional lender protections for Aspirity, and by extension, the noteholders. These protections include certain guarantees, collateral, and covenants. No such contractual provisions exist today to protect noteholders, directly or indirectly.

Q.	Will Aspirity continue to be strong enough to pay my interest and repay my principal?

A.	Yes. Ownership, the board, and management are highly confident of the Company’s ability to meet its obligations as they come due.

Q.	Is my vote important?

A.	Yes, your vote matters. Passing the Board-recommended Proposal requires a “yes” vote of the holders of at least 50% of the outstanding principal amount of the notes as of May 27, 2015. Accordingly, if you do not vote, that has the same effect as a “no” vote. Please complete the Ballot and return it before June 26, 2015.

Q.	How soon can I buy notes from Aspirity?

A.	You can buy notes today from the Company. Until June 30, 2015, the name of the issuer will be Twin Cities Power Holdings, LLC. Beginning July 1, 2015, the name of the issuer will be Aspirity Corporation.

Q.	Will Aspirity offer similar interest rates as Twin Cities Power Holdings?

A.	Yes.

Exhibit 22.3

SOLICITATION OF VOTES

FROM HOLDERS OF THE

RENEWABLE UNSECURED SUBORDINATED NOTES

OF

TWIN CITIES POWER HOLDINGS, LLC

JUNE 2, 2015

Dear Twin Cities Power Holdings LLC Noteholder:

You are receiving this communication from Twin Cities Power Holdings, LLC (the “Company”) because as of May 27, 2015, the record date established by the Company’s Board of Governors (the “Board”) for voting on the Proposal described below (the “Record Date”), you were the holder of one or more of the Company’s Renewable Unsecured Subordinated Notes (each, a “Noteholder” and the “Subordinated Notes”, respectively).

For a number of reasons, the Board has recommended a restructuring of the Company as described below (the “Restructuring Plan” or the “Plan”) and, pursuant to the documents governing the Subordinated Notes, you are entitled to vote on the proposed one-time waiver of the provisions of Section 5.1 of the Indenture since part of the Plan involves the transfer of a substantial portion of the Company’s assets – namely the Company’s wholesale trading business, its real estate and other diversified investments, and its legacy retail energy business. After the restructuring, the Company will be primarily focused on the retail energy market with a new strategy and emphasis.

The terms, interest rates, ability to redeem Subordinated Notes at maturity, and each of our other obligations to you will remain the same whether or not the waiver is approved.

Background

As you know, the Company currently has three primary reporting segments or businesses – wholesale trading, retail energy services, and diversified investments – each with different financing requirements, operating characteristics, and risks.

Wholesale Trading

Our wholesale energy business is a commodity trading business in markets with constantly changing rules and regulations. It is also characterized by extreme price volatility with high levels of earnings risk. Further, the business requires significant liquidity to mitigate this volatility. We can make a lot of money in some periods and lose a lot in others. See the table below for an example:

Wholesale Trading Results by Quarter, 2014

Dollars in thousands	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Segment revenue	25,210	1,605	496	9,584

Operating income (loss)	13,131	(2,462)	(5,133)	2,853

As described in an 8-K filing dated June 2, 2015, on June 1, 2015, the Company sold Twin Cities Power (“TCP”) and its subsidiary, Summit Energy (“Summit”), to a Texas-based company. The reason for the sale of TCP and Summit is that these entities principally traded a financial product offered by PJM called “up to congestion” or “UTC”, the economics of which have recently become surrounded by an exceptionally high level of uncertainty.

5

Specifically, on August 29, 2014, the Federal Energy Regulatory Commission began an action under the Federal Power Act called a Section 206 proceeding to determine whether or not a new set of fees (BOR Fees) should be imposed on UTC trades and whether or not such charges should be applied retroactively. Since the date of FERC’s announcement, volume in PJM’s UTC market has fallen by about 80% and many other traders have also left the market, probably due to the uncertainty surrounding the possible level of BOR Fees and the risk that such, if and when applied, could have severe and adverse financial consequences. The Company decided that the most prudent course was to exit the business.

However, the buyer has entered into administrative services and software license agreements with Apollo, our energy services subsidiary, which will provide a fee-based revenue stream notwithstanding the Company’s exit from the PJM UTC market.

Retail Energy Services

The “deregulated” retail energy business in the U.S. is a relatively young industry with about 300 market participants in 14 full choice jurisdictions supplying residential and small commercial accounts. These companies compete principally on price and on a state-by-state or region-by-region basis; there are only a handful of national players doing business in all restructured areas. The primary marketing strategy the vast majority of these competitors pursue is driven by price. However, we believe there are a variety of alternative strategies to develop that may yield success.

As described in our periodic filings with the Securities and Exchange Commission and our press releases, over the last few years we have been engaged in building our retail energy business. In June 2012, we purchased a Connecticut retailer with less than 150 accounts, and in January 2014, we acquired Discount Energy Group, since renamed Town Square Energy East, which was licensed in four PJM states. To date, we have gone to market primarily via state-run comparison shopping engines, pursued a pricing policy that positioned us within the three lowest cost alternatives, and a supply strategy seeking to capitalize on our trading skills in the highly volatile New England wholesale market. As a result, our customers are principally located in New England as shown by the table below.

Retail Customers Receiving Service
at March 31, 2015

State	Count	Percent

Connecticut	21,786	74%
Massachusetts	245	1%
New Hampshire	40	0%
Rhode Island	–	0%
ISONE (New England)	22,071	75%

Maryland	588	2%
New Jersey	965	3%
Ohio	2,246	8%
Pennsylvania	3,738	13%
PJM (East)	7,537	25%
Total	29,608	100%

Expected Results of the Plan

We see significant opportunities for growth in the retail energy space by pursuing alternative operating strategies and markets as well as a less risky way to be involved in the wholesale trading business. We believe that it would be difficult to pursue these opportunities within our existing structure, hence the Restructuring Plan.

6

The details of the Plan described below will leave the Company with two business segments - financial services and retail energy. The financial services business will be primarily focused on serving commercial and consumer lending opportunities in the power sector, an area in which we have long experience, while the new retail energy business will pursue operating strategies different than those currently employed. Further, we believe that the equity valuation of the business may be enhanced by a concentration on retail.

In general, the cash flow of retail energy and financial services businesses are much more stable than those of wholesale trading, as each customer represents a reasonably predictable revenue stream, either of energy sales or interest income. Furthermore, retail energy companies that are publicly traded tend to be valued on a per customer basis, with recent valuations ranging from $200-$500 per customer. In addition, our analysis of the public market for energy companies indicates that combining a proprietary wholesale trading operation with a retail energy business results in a reduced overall valuation, as the market generally assigns little value to trading profits due to their extreme volatility.

In other words, wholesale electricity trading makes for a good private equity investment but not a particularly attractive publicly traded equity. On the other hand, a retail energy business may find it easier to access the public equity capital markets given the relatively predictable earnings stream.

The Restructuring Plan

There are four key steps to the Restructuring Plan as approved by our Board on May 27, 2015:

1.	We created three new first tier subsidiaries of Twin Cities Power Holdings – Aspirity Energy, Aspirity Financial, and Krieger Enterprises and three new subsidiaries of Aspirity Energy - Aspirity Energy Northeast, Aspirity Energy Mid-States, and Aspirity Energy South. Northeast, Mid-States, and South will serve retail customers in jurisdictions in the footprints of ISONE and NYISO, PJM and MISO, and ERCOT, respectively.

2.	We will transfer the ownership of Cygnus Partners, Chesapeake Trading Group, Retail Energy Holdings, Cyclone Partners, Apollo Energy Services, all other non-Aspirity subsidiaries of TCPH, and certain other assets in our diversified investment portfolio (the “Existing Businesses”) to Krieger Enterprises.

3.	Subject to the Noteholders’ one-time waiver of the provisions of Section 5.1 of the Indenture, we will transfer 100% of the equity of Krieger Enterprises (all of the Existing Businesses) to Timothy S. Krieger, the Company’s 99.50% owner and current Chief Executive Officer and Summer Enterprises, LLC (the Company’s 0.50% owner), for consideration that will include a promissory note (the “Purchase Note”) of $21,914,968.35 which is the principal amount of the outstanding Subordinated Notes as of the Record Date.

One of the purposes of the Purchase Note is to ensure that the cash flows generated by the Existing Businesses will continue to be used to pay the interest and principal on the outstanding Subordinated Notes. In addition, the loan agreement governing the Purchase Note will contain customary protective provisions for the lender, Aspirity Financial, which should ultimately accrue to the benefit of the Subordinated Note holders. In other words, even though the Company will no longer own them, the cash flow the Existing Businesses will continue to support the Subordinated Notes.

No provisions of the outstanding Subordinated Notes will change in any way. The Company will remain a SEC reporting company and will continue to sell new Subordinated Notes after your consent to the waiver.

4.	When the Krieger Enterprises transactions are closed, the Company will change its name to Aspirity Corporation, will operate through Aspirity Financial and Aspirity Energy and its second tier subsidiaries, and will change its corporate form to that of a corporation electing Subchapter C income tax status. In the event we decide to access the public equity markets, we would have to do so as a C corporation.

7

The Board’s Recommendation Regarding the Plan

In summary, if Noteholders approve the waiver, the Board believes that the Company will continue to be fully capable of meeting all of its financial obligations to the Subordinated Noteholders, and that the holders of Subordinated Notes can benefit from the anticipated growth of new businesses. Consequently, the Board unanimously recommends that you vote “YES” to approve the proposed waiver request.

Regardless of how you vote, we appreciate your attention to this matter.

How to Vote

Enclosed with this letter is a ballot on ivory colored paper. We are asking you to cast a vote with respect to whether or not you approve the following Proposal:

To approve a one-time waiver of the provisions of Section 5.1 of the Indenture, which will permit Twin Cities Power Holdings, LLC (“TCPH”) to transfer 100% of the outstanding equity interests of Krieger Enterprises, LLC to Timothy S. Krieger, sole owner and current CEO of TCPH.

The Indenture requires that we obtain affirmative approval from a majority of the principal amount outstanding under the Subordinated Notes.

For example, since there were $21,914,968.35 in principal amount of Subordinated Notes outstanding as of the Record Date, we will need to obtain affirmative or “YES” votes from holders of at least $10,959,675.67 in outstanding principal amount. Accordingly, if you do not vote, that has the same effect as a “no” vote.

Ballots may be scanned and emailed to investorrelations@twincitiespower.com, faxed to 952-898-3571, or mailed to the Company in the self-addressed, stamped envelope provided.

If you have any questions regarding the Restructuring Plan, please do not hesitate to call or email Wiley Sharp, the Company’s CFO, at 952-241-3105, wsharp@twincitiespower.com.

PLEASE RETURN COMPLETED BALLOTS BY WEDNESDAY, JUNE 26, 2015.

8

Exhibit 22.4

BALLOT

1. Company’s Proposal

To approve a one-time waiver of the provisions of Section 5.1 of the Indenture, which will permit Twin Cities Power Holdings, LLC (“TCPH”) to transfer 100% of the outstanding equity interests of Krieger Enterprises, LLC to Timothy S. Krieger, sole owner and current CEO of TCPH.

2. Noteholder Identification

Noteholder: _________________

TCPH noteholder identification number: ____

Principal amount of Notes: $____________

3. Noteholder’s Vote on Company Proposal

Please check one item below, sign and date this ballot, and return it to the Company.

YES     __

NO      __

4. Signatures

If Subordinated Notes are jointly owned, both owners must sign.

If Subordinated Notes are held by a trust or company, please provide the name of the entity and the capacity in which you are signing such as trustee, president, etc.

____________________________________________________________ ________________

Noteholder 1 / Contact Name (if applicable) / Capacity (if applicable)                    Date

____________________________________________________________ ________________

Noteholder 2 / Contact Name (if applicable) / Capacity (if applicable)                    Date

5. Ballot Return Instructions

Ballots may be scanned and emailed to investorrelations@twincitiespower.com, faxed to 952-898-3571, or mailed to the Company in the self-addressed, stamped envelope provided.